Exhibit 10.9

November 7, 2013

Kerrie Brady

[***]

[***]

Dear Kerrie:

I am pleased to confirm our employment offer to you to join Centrexion Corporation (the “Company”) as Chief Business Officer. Your employment with the Company will be effective upon the closing of the acquisition by the Company of the businesses of Vallinex, Inc. and Arcion Therapeutics, Inc., whether by merger, stock purchase or otherwise (the “Acquisition”). As Chief Business Officer, you will perform such duties and responsibilities as may be assigned to you from time to time by the Company’s Chief Executive Officer. You will be based at the Company’s offices in Baltimore, Maryland.

Your initial base salary will be at the rate of $265,000 per annum and paid in accordance with our normal payroll practices. In addition, you will be eligible to participate in our annual bonus programs (as shall be established by our board of directors (or a duly authorized committee thereof) from time to time) with a target bonus of no less than 35% of your base salary. As determined by the Company in its sole discretion, the annual bonus may be payable to you in the form of cash or equity (including options) or a combination thereof, and any such equity will not be subject to a vesting schedule. You will also be entitled to paid vacation and benefits in accordance with our programs in effect from time to time, which we may modify or terminate at any time. All forms of compensation referred to in this offer letter or otherwise payable to you by the Company are subject to reduction to reflect applicable withholding and payroll taxes.

509 S. Exeter Street, Suite 202, Baltimore MD, 21202 410-522-8701

Promptly following the closing of the Acquisition, and subject to your continued employment with the Company, you will be granted an option to purchase 750,000 shares of the Company’s common stock, which option will be subject to monthly vesting over a three-year period based on continued employment. To the maximum extent possible, the option will be granted as an “incentive stock option” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). The option will be granted in accordance with and pursuant to the Company’s equity incentive plan and applicable form of award agreement. The terms of the option will be no less favorable to you in any respect as any option granted to any other senior executive of the Company.

Your employment is at will and this offer letter does not guarantee your employment with the Company for a specific length of time. Therefore, neither you nor the Company is making a commitment to the other to continue an employment relationship, which may be terminated by either of us at any time by written notice for any reason or no reason, subject only to the terms of this offer letter.

If, within the first three (3) years of your employment with the Company, you are terminated by the Company without Cause (as defined below) or you resign for Good Reason (as defined below), provided that you execute and do not revoke, within sixty (60) days following your employment termination, a release of claims that is provided to you by the Company, and further provided that you are in continued compliance with your obligations under the Restrictive Covenant Agreement (defined below), you will be entitled to receive (i) base salary continuation payments in accordance with the regular payroll practices of the Company for a period of twelve (12) months following your termination, (ii) any unpaid bonus earned for the year preceding your date of termination, payable at the time it otherwise would have been paid had your employment with the Company not terminated, and (iii) provided you have provided services to the Company as an active employee for more than half of the performance period, you will be eligible to receive a pro-rata bonus for the year of termination (in accordance with the terms of the bonus plan for such year, including being subject to discretionary elements), payable at the time it otherwise would have been paid had your employment with the Company not terminated. Any such pro-rata bonus for the year of termination shall be calculated based on the number of days during which you were employed by the Company during the applicable performance period. Notwithstanding the foregoing, any salary continuation or bonus payments payable to you during the sixty (60) day period following your termination shall be made to you on the first regular payroll date occurring immediately after the sixtieth (60th) day following your termination. The Company will provide you its standard form of release of claims within seven (7) days following your termination. Notwithstanding the foregoing, if at any time on or after the sixth month anniversary following your termination date, you provide 20 or more hours of services in any week to any third party or parties as an employee or consultant, you will immediately cease to be entitled to any further payments pursuant to this paragraph and the Company will have no further obligations to make any further base salary continuation or bonus payments to you. You shall be under no obligation to seek other employment and there shall be no offset against amounts due to you on account of any remuneration or benefits from any subsequent employment you may obtain or other services that you may provide following your date of termination.

509 S. Exeter Street, Suite 202, Baltimore MD, 21202 410-522-8701

For purposes of this offer letter, “Cause” shall mean: (i) your indictment or conviction, or your entry of a pleading of guilty or no contest, with respect to a felony or another crime involving fraud, dishonesty or moral turpitude, (ii) your willful misconduct or gross negligence in the performance of your duties to the Company (or any of its subsidiaries or affiliates), (iii) your willful failure or refusal to (A) follow policies or the lawful directives established by the Company’s Chief Executive Officer or the Company’s Board of Directors or (B) perform your duties or obligations hereunder (other than any such failure or refusal resulting from your physical or mental incapacity) which is not cured or remedied within five (5) business days following receipt by you of written notice from the Company detailing the failure or refusal, (iv) any act of fraud, embezzlement, theft or dishonesty by you in the course of your employment with the Company (or any of its subsidiaries or affiliates), (v) your material breach of this offer letter or any agreement with the Company (or any of its subsidiaries or affiliates), including, without limitation, the Restrictive Covenant Agreement, which breach, if curable, is not cured or remedied within ten (10) days following receipt by you from the Company of written notice detailing the breach (provided that any breach by you of any provision of the Restrictive Covenant Agreement shall not be deemed curable), or (vi) your failure to comply in any material respect with applicable laws with respect to the operation of the business of the Company (or any of its subsidiaries or affiliates) (unless such non-compliance results from a directive of the Company’s Board of Directors or Chief Executive Officer or is based upon advice from the Company’s counsel).

For purposes of this offer letter, “Good Reason” shall mean the occurrence of any of the following without your prior written consent: (i) a material breach by the Company of this offer letter, including without limitation a material reduction in your base salary or bonus opportunities (other than in connection with an across-the-board salary or bonus opportunity reduction of not more than 10% affecting all similarly situated employees of the Company), (ii) a material diminution in your title, or (iii) the relocation of the Company’s headquarters, or your office, to a location that is more than 35 miles outside of Baltimore, Maryland. Any event described in (i) through (iii) shall not constitute Good Reason unless (A) you have provided the Company a written notice of termination detailing the alleged event constituting Good Reason within thirty (30) days of the first occurrence of such event, (B) the Company fails to cure or remedy such event within thirty (30) days following delivery of such notice, and (C) you in fact resign within thirty (30) days after the expiration of such cure period.

If your employment termination occurs after the three-year anniversary of your employment with the Company, you will be entitled to severance benefits, if any, under any severance policy or program of the Company as may be in effect at such time, subject to applicable eligibility requirements.

You acknowledge your obligations to comply with the Company’s policies and procedures, including any Code of Conduct or Ethics and other compliance guidelines as may be in effect from time to time. Under the Immigration Reform and Control Act of 1986, you must provide proof of your identity and eligibility to work in the United States at the time of commencement of your employment.

509 S. Exeter Street, Suite 202, Baltimore MD, 21202 410-522-8701

The parties hereto acknowledge and agree that this offer letter and the payments and benefits herein, are intended to comply with, or be exempt from, Section 409A of the [Code] and shall be interpreted accordingly. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on you as a result of Section 409A of the Code. For purposes of Code Section 409A, your right to receive any installment payments pursuant to this offer letter shall be treated as a right to receive a series of separate and distinct payments. If you are a “specified employee” (within the meaning of Code Section 409A) as of your separation from service (within the meaning of Code Section 409A), payment of any amounts under this offer letter (or under any severance arrangement pursuant to this offer letter) which the Company determines constitute the payment of nonqualified deferred compensation (within the meaning of Code Section 409A) and which would otherwise be paid upon your separation from service shall not be paid before the date that is six months after the date of your separation from service and any amounts that cannot be paid by reason of this limitation shall be accumulated and paid on the first day of the seventh month following the date of your separation from service (within the meaning of Code Section 409A).

You will keep confidential and not disclose to any person other than your spouse, your accountant, your financial advisor and your lawyer the economic provisions of your employment arrangements.

By agreeing below, you represent and warrant to the Company that you have no restrictions on your activities from current or former employers (other than confidentiality) that would limit you joining the Company or in the performance of your duties for it.

By executing this offer letter, in consideration of your employment with the Company (including the payments and benefits to be provided to you pursuant to this offer letter), you hereby waive and release all claims and rights you may have against Vallinex, Inc. as of the date hereof, including, without limitation, any claims for compensation or other payments or benefits (other than those payments expressly required to be made pursuant to the definitive documentation relating to the Acquisition) and, to the extent permitted by law, any and all claims arising out of your consulting or other service relationship with Vallinex, Inc.

If the terms of your employment as outlined above are acceptable, please indicate by signing and dating below. Please return this offer letter to me together with the enclosed Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement (execution of which is a condition of employment) (the “Restrictive Covenant Agreement”).

509 S. Exeter Street, Suite 202, Baltimore MD, 21202 410-522-8701

The Company will pay or reimburse you for reasonable attorney’s fees incurred by you in connection with this offer letter and the Restrictive Covenant Agreement, up to a maximum of $15,000.

Sincerely,

Centrexion Corporation

By:	/s/ Jeffrey Kindler
Name:	Jeffrey Kindler
Its:	Chief Executive Officer

Agreed and Acknowledged,

/s/ Kerrie Brady
Kerrie Brady

509 S. Exeter Street, Suite 202, Baltimore MD, 21202 410-522-8701